KEY TRONIC CORPORATION
INSIDER TRADING POLICY
Key Tronic Corporation (the “Company”) has adopted the following policy with respect to the trading of securities by directors, executive officers or other employees of the Company while in possession of material non-public information about the Company or about other companies with which the Company may do business. This policy is designed to promote compliance with federal and state securities laws and to protect our directors, executive officers and other employees and the Company from the very serious civil and criminal liabilities and penalties that can result from violations of these laws.
This policy applies to all directors, executive officers and employees of the Company and their respective immediate family members, agents and advisors (“Covered Persons”). “Immediate family member” means any spouse, parent, stepparent, child, stepchild, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and any person (other than a tenant or employee) sharing the household of such person. The Company may also determine that other persons should be subject to this policy, such as contractors or consultants who have access to material nonpublic information.
POLICY FOR ALL COVERED PERSONS
Restrictions
Covered Persons may not trade in the stock or other securities of the Company or any other company when they are in possession of “material non-public information” about the Company or such other company which they learned in the course of their employment with the Company. This restriction on “insider trading” is not limited to trading in the Company’s securities. It also applies to trading in the securities of other companies, such as customers or suppliers of the Company or companies with which the Company may be negotiating a major transaction (such as an acquisition, investment, sale, contract or new product development). Information that is not material to the Company may nevertheless be material to one of those other companies.
Covered Persons also must not directly or indirectly communicate material non-public information to others or recommend that others trade any securities on the basis of material non-public information. This practice, known as “tipping”, also violates the securities laws and can result in the same civil and criminal penalties to both the Covered Person and the other person (the “tippee”), whether or not the Covered Person derives any financial benefit from the tippee’s actions.
“Trading” includes purchases or sales of stock, bonds, debentures, options, puts, calls or other similar securities. It also includes bona fide gifts of the Company’s securities. Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are no exception to this policy.

What is Material Non-Public Information
Material Information. Information is material if there is a substantial likelihood that a reasonable investor would consider it important in deciding whether to buy, hold or sell a security. Therefore, any information that could reasonably be expected to affect the price of the security is material. Common examples of material information are:
•projections of future earnings or losses or changes in such projections;
•actual changes in earnings or losses;
•a pending or prospective merger, acquisition, tender offer or financing;
•the gain or loss of a material contract;
•the development or release of a new product or service;
•changes in a previously announced schedule for the development or release of a new product or service;
•labor negotiations;
•significant increases or decreases in dividends;
•the offering of additional securities;
•financial liquidity problems;
•changes in key personnel; and
•the threat or settlement of material litigation.
Both positive and negative information can be material. Because trading that receives scrutiny will be evaluated after the fact with the benefit of hindsight, questions concerning the materiality of particular information should be resolved in favor of presuming that materiality exists and trading should be avoided.
Non-Public Information. Non-public information (or “inside information”) is information that is not generally known or available to the public. Information is considered public only if it has been effectively disclosed through appropriate means, such as a press release or the filing of such information on Form 8-K with the Securities and Exchange Commission. Even after information has been made public, generally two (2) full trading days must elapse for the news to be absorbed by the market and investors before Covered Persons may trade or disclose information to others.
Rule 10b5-1 Trading Plans
The sole exception to this restriction on trading is if the trade is made pursuant to a pre-existing written plan or arrangement complying with Rule 10b5-1 promulgated under the Securities Exchange Act of 1934, as amended. The adoption and terms of Rule 10b5-1 trading plans must comply with all applicable rules and regulations.
Equity Awards
Covered Persons may exercise equity awards and hold the underlying securities, notwithstanding the restrictions in this policy. In general, an exercise or the vesting of an award where securities are withheld by, or transferred to, the Company to pay the exercise price or withholding taxes may be made at any time, subject to the applicable provisions of the Company’s equity plans. Broker’s “cashless exercises” and similar transactions where securities are sold in the market in order to pay the exercise price or withholding tax may only be executed when the Covered Person is not in possession of material non-public information and in accordance with any applicable provisions of the Company’s equity plans.
Directed Benefit Plans
Covered Persons may participate in directed benefit plans in effect from time to time, including any “cashless participation feature,” notwithstanding the restrictions in this policy, subject to the applicable provisions of the Company’s directed benefit plans. Note that any sale of securities acquired through such directed benefit plan, other than through a “cashless participation feature,” is subject to the restrictions in this policy.
Other Transactions Prohibited by the Policy
Prohibition on Short-Term Trading
Because of a unique potential for abuse of material non-public information, Covered Persons also may not engage in short-term speculative transactions involving the Company’s securities. This would include short sales or buying or selling put or call options.
Hedging Transactions
Covered Persons may not engage in hedging transactions involving Company securities. Certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, allow a holder to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions allow the holder to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs, the holder may no longer have the same objectives as the Company’s other shareholders. Accordingly, hedging transactions are prohibited by the policy.
Margin Accounts and Pledges
Securities held in a margin account may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to engage in any transaction in Company securities, the policy prohibits Covered Persons from holding Company securities in a margin account and from pledging Company securities as collateral for a loan.
ADDITIONAL POLICY FOR DIRECTORS, EXECUTIVE OFFICERS AND SECTION 10(b) LIST EMPLOYEES
In addition to complying with the policy for all Covered Persons set forth above, all directors, executive officers, and those other employees with access to material non-public information as listed from time to time on the Company’s “Section 10(b) List” are permitted to trade in the Company’s securities only when they have prior clearance for a specific trade from the Company’s Chief Financial Officer or General Counsel. Further, these persons must also obtain prior clearance for any transactions in the Company’s securities by any of their immediate family members. Transactions in the Company’s securities requiring prior clearance include transfers into a trust or gifts of the Company’s securities to a charitable organization.
Clearance will be granted only for trades during the period beginning on the third business day following the date of public release of quarterly or annual earnings and ending seven calendar days prior to the close of the next fiscal quarter. From time to time, directors, executive officers and Section 10(b) List Employees also may be advised by the Chief Financial Officer or General Counsel that trading by them in the Company’s securities will not be permitted until further notice.
A request for clearance should be submitted at least two business days in advance of the proposed transaction. The request must include the following information: (i) date(s) of proposed trading; (ii) confirmation that the requestor is not currently in possession of material non-public information; and (iii) additional information related to the trade request, as applicable. The Chief Financial Officer or General Counsel, as applicable, will respond to the request within two business days.
If, upon requesting clearance, a director, executive officer or Section 10(b) List Employee is advised that the Company’s securities may be traded, the director, executive officer or Section 10(b) List Employee may trade only within five business days after receiving clearance, subject to such individual’s continuing additional responsibility not to trade on material non-public information, and may trade only within the parameters of the clearance (e.g., maximum number of shares authorized for trading). If for any reason the trade is not completed within such five business days, clearance must be obtained again before the director, executive officer or Section 10(b) List Employee may trade in the Company’s securities.
If, upon requesting clearance or otherwise upon notice from time to time, a director, executive officer or Section 10(b) List Employee is advised that the Company’s securities may not be traded, the director, executive officer or Section 10(b) List Employee may not trade in the Company’s securities under any circumstances and also must not inform anyone of this restriction. This restriction will remain in effect until the director, executive officer or Section 10(b) List Employee subsequently receives clearance to trade.
Directors, executive officers and Section 10(b) List Employees must also have any 10b5-1 Trading Plan, including any modification or termination of a plan, pre-approved by the Chief Financial Officer or the General Counsel.
All officers identified as “executive officers” in the Company’s Annual Report on Form 10-K or otherwise identified as “executive officers” by the Board of Directors are executive officers for purposes of this policy.
THE CONSEQUENCES

Trading activity is monitored closely by the Securities and Exchange Commission and the stock exchanges in order to detect instances of insider trading. For individuals who trade on material non-public information (or “tip” such information to others) sanctions could be imposed on both the individual and the employer. Enforcement remedies available to the government or private plaintiffs include:
•disgorgement of the profit gained;
•a civil penalty to the individual or the employer of up to three times the profit gained or loss avoided;
•sanctions and injunctive actions;
•punitive damage awards (under applicable state laws);
•a criminal fine (no matter how small the profit gained) of up to $5,000,000; and
•a jail term of up to 20 years.
In addition, if an employee violates this policy, the Company may take its own disciplinary action, including dismissal.
PERSONAL RESPONSIBILITY; ASSISTANCE
Each Covered Person should remember that the ultimate responsibility for adhering to this policy and avoiding illegal trading rests with the Covered Person. In this regard, it is important that such person use his or her best judgment.
Any person who has any questions about specific transactions may obtain additional guidance from the Chief Financial Officer or General Counsel.